Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                                                        Fax: 949/673-4525

July 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 4 to Form 8-K/A

Filed May 7, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 0-54834

Dear Mr. Hamidi:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the accompanying amendments to the Form 8-K for Woodgate Energy Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 17, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K and/or Form 10-K, as applicable.

Amendment No. 4 to Current Report on Form 8-K

Remuneration of Officers and Directors: Summary Compensation Table, page 11

1. Please revise to clarify whether the $210,000 paid to Fuad Al-Humoud in 2013 (reflected in the table under “All Other Compensation”) was paid in connection with his services as your president, or was paid in connection with his services as a director. In that regard, your new disclosure on page 12 stating that the “entries under ‘All Other Compensation’ above indicate any amounts accrued for compensation to Directors for their board services” does not appear to be consistent with your disclosure above the table on page 11 that suggests that compensation of $200,000 was paid to Mr. Fuad Al-Humoud for his services as president, and $10,000 was paid to Mr. Al-Humoud for his services as a director.

Response: The Company has revised the disclosure accordingly.

E&P Co., LLC

Financial Statements for the Six Months Ended June 30, 2013

2. Please revise your financial statements to include comparative period information for the interim periods ended June 30, 2013 and 2012. Refer to Rule 8-03 of Regulation S-X. Please also revise the notes to the financial statements accordingly.

Response: financial statements for E&P Co., LLC have been accordingly revised.

3. Your response to comment 7 in our letter dated March 28, 2014 does not appear to support your accounting treatment for the amounts capitalized as intangible assets based on authoritative guidance. Please revise your financial statements to remove the amount recorded as intangible assets or provide us with additional detail supporting your position.

Response: The intangible assets in question have been excluded from the financial statements of E&P Co., LLC as of June 30, 2013.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. We note that you present the cumulative financial data covering the period from your inception June 6, 2005 through December 31, 2013, which are not identified in the audit opinion. Please file a report from your independent accountant that that contains language in the introductory and opinion paragraphs stating that they have audited the cumulative financial data to correspond with the presentation in your financial statements.

Response: The additional items are being filed by the Company with the Form 10-K/A.

Exhibits

5. Please file or incorporate by reference all documents required to be filed as exhibits pursuant to Item 601 of Regulation S-K. We note for example that you have not filed or incorporated by reference your articles of incorporation or bylaws. Refer to Item 601(b)(3) of Regulation S-K. We also note that you have not included the Interactive Data File as an exhibit in accordance with Item 601(b)(101) of Regulation S-K.

Response: The Company is filings these additional exhibits or incorporating to them by reference in the instant filing of the Form 10-K/A.

6. Please file an amendment to your annual report to include the certifications prescribed under Item 601(b)(31) and Item 601(b)(32) of Regulation S-K.

Response: The Company is filing the required certifications for its annual report.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates